Exhibit 23.2

CONSENT OF INDEPENDENT VALUATION ADVISOR

We hereby consent to the reference to our name (including under the heading “Experts”) and the description of our role under the headings “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments” in this Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-249719) of Starwood Real Estate Income Trust, Inc. and in the prospectus included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc. New York, New York

May 27, 2022